December 30, 2005

Mr. Barry Stem
Senior  Assistant Chief Accountant
Office of Natural Resource and Foods
Securities and Exchange Commission
Washington, DC.  20549


Dear Mr. Stem

This letter is being written in response to your letter dated December 30, 2005.

We have discussed the content of Exhibit 14 to the December 31, 2004 Form 10-KSB with both Mr. Henny Wee and with Mr. Steve Zrenda. Mr. Wee has assured me in writing, a copy of which is attached as an exhibit to this letter, that he does not have any economic interest of any sort in Belmont Capital other than the sub-lease of a small portion of his office which was made at market rates.

Mr. Zrenda believes the reporting error occurred due to an error on the part of an administrative assistant in his office who drafted this Exhibit. Mr. Zrenda is in the process of preparing an amended 10 KSB to correct this error.

We have specifically gone over the PCAOB independence requirements and the SEC independence requirements as specified in Rule 201 of Regulation S-X "Qualifications of Accountants" with Mr. Wee. He has assured us that he meets these qualifications with respect to American Dairy, Inc.

We routinely obtained oral confirmation from Mr. Wee with regard to his independence with respect to American Dairy. Furthermore, Mr. Wee's firm is a member of Premier International of which our firm is also a member. Substantial due diligence procedures, including a review of work papers, are required before admittance to this organization.

I have been to Mr. Wee's offices in Hong Kong and have worked with his staff. He has a large and well trained staff. Most of his managers have big 4 auditing backgrounds.

Our firm has worked with Mr. Wee's firm on several projects and we have never had any reason to doubt his integrity.

We apologize for the confusion caused by the error made in Exhibit 14 to the Form 10-KSB. If you need any additional support regarding Mr. Wee or his firm's independence, please let us know and we will attempt to provide it to you.

Sincerely,

Charles Gray
Audit Partner
Murrell, Hall, McIntosh & Co., PLLP

CC:  Steve Zrenda
     Henny Wee
     Leng You-Bin

HENNY WEE & CO.
Certified Public Accountants

Suites A-C, 20/FNeich Tower,
128 Glouchester Road, Wanchai, Hong Kong
Telephone: (852) 2517 7833 (8 Lines)
Facsimile: (852) 2548 7788
E-mail: hwco@hkaudit.com


Private and Confidential

December 30, 2005


Mr. Charles Gray
Murrell,  Hall, McIntosh & Co., PLLP
2601 NW Expressway,  Suite 700 East
Oklahoma City, Oklahoma 73112
United States of America

Dear Charles:

Please be informed that I and my firm, Henny Wee & Co., are and have always been completely independent with respect to American Dairy, Inc. in accordance with the independence rules of both the Securities and Exchange Commission and the Public Companies Accounting Oversight Board.

Belmont Capital Group Limited ("Belmont") was incorporated on November 13, 1998 to provide corporate finance services to enterprises in China and was initially established as a service provider to provide services that were not made through Henny Wee & Co. Furthermore, to obviate any potential conflict of interests on accounting services provided to companies intending to list in the United States, I sold my 51% equity holdings in Belmont to Ms. Wan Hung in June 2002 and, since then I do not have any ownership, direct or indirect, or economic interest of any type, other than the rental to it of office space, in Belmont. Belmont is an investment banking firm that conducts substantially all of its business dealings in mainland China. Belmont was in need of a location in Hong Kong, and I agreed to rent them part of my office space. Belmont is paying the customary rental rates for equivalent office space in Wanchai District, in the Hong Kong Special Administrative Region, China. I agreed to this arrangement as an accommodation to Belmont as it has referred me a substantial amount of accounting work.

The reference associating me with Belmont that was made in an attachment to the American Dairy, Inc. December 31, 2004 Form 10-KSB was clearly incorrect. I was unaware of this reference and when this was brought to my attention, I have informed Mr. Steve Zrenda of this error and have required that he take whatever remedial corrective actions as are required to correct his error.


Yours sincerely
For and on behalf of
Henny Wee & Co.



Henny Wee

cc:  Steve Zrenda